UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 _________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 _________________________________________

Abraxas Petroleum Corporation
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
003830106
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2020
(Date of event which requires filing of this statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,445,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,445,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,445,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS AG Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,445,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,445,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,445,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* OO, HC

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,445,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,445,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,445,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* OO, HC

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,445,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,445,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,445,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS AG Energy Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,445,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,445,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,445,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

Item 1.	Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”) of Abraxas Petroleum Corporation (the “Issuer”), a Nevada corporation. The address of the principal executive offices of the Issuer is 18803 Meisner Drive, San Antonio, TX 78258.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, LLC, a Delaware limited liability company (“AG Partners), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”), (iv) Michael L. Gordon and (v) AG Energy Funding, LLC (“AG Energy Funding”, and collectively with Angelo Gordon, AG Partners, JAMG and Mr. Gordon, the “Reporting Persons”).
Angelo Gordon, in its capacity as manager to AG Energy Funding, has sole power to vote all shares of Common Stock underlying warrants to purchase Common Stock held by AG Energy Funding and to dispose of all shares of Common Stock underlying warrants to purchase Common Stock held by AG Energy Funding. Michael L. Gordon is the managing member of JAMG, which is the managing member of AG Partners, which is the sole general partner of Angelo Gordon and Mr. Gordon is the chief executive officer of Angelo Gordon. Each of Mr. Gordon, JAMG and AG Partners may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of AG Energy Funding and other managed accounts and investment fund vehicles. The principal business of AG Partners is acting as the general partner of Angelo Gordon.  The principal business of JAMG is acting as the managing member of AG Partners.  The principal business of Mr. Gordon is acting as the managing member of JAMG and chief executive officer of Angelo Gordon. The principal business of AG Energy Funding is to act as an investment vehicle.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG Partners is a Delaware limited liability company. JAMG is a Delaware limited liability company. Mr. Gordon is a United States citizen. AG Energy Funding is a Delaware limited liability company.

Item 3.	Source and Amount of Funds
The disclosure in item 4 is incorporated by reference.

Item 4.	Purpose of Transaction
On June 25, 2020, the Issuer and its subsidiary guarantors entered into the Waiver and Second Amendment to Term Loan Credit Agreement (the “2L Amendment”) with Angelo Gordon Energy Servicer, LLC (“AGES”), as administrative agent and issuing lender, and the lenders party thereto, pursuant to which the parties agreed to, among other things, waive the Issuer’s designated events of default with respect to its second lien credit facility and amend certain covenants and payment provisions of the Term Loan Credit Agreement, dated as of November 13, 2019, as amended (the “2L Credit Agreement”, and together with the 2L Amendment, the “Second Lien Credit Agreement”).  Also, on June 25, 2020, in connection with the 2L Amendment and to induce AGES and the lenders to enter into the 2L Amendment, the Issuer entered into a Fee Letter (the “Fee Letter”) with AGES, pursuant to which, among other things, the Issuer agreed to (i) pay a $10,000,000 exit fee to AGES and the lenders upon maturity of the obligations under the Second Lien Credit Agreement or the earlier acceleration or payment in full; (ii) subject to NASDAQ approval, grant warrants having an exercise price of $0.01 in an amount equal to 19.9% of the fully diluted common equity of the Issuer to AGES and the lenders; and (iii) protect the lenders by taking such reasonable steps as necessary to grant the lenders either (a) the right to appoint one member to the Issuer’s Board of Directors (the “Board”) or (b) Board observation rights reasonably satisfactory to AGES.
The foregoing description of the Fee Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Fee Letter, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.
On August 11, 2020, in accordance with the 2L Amendment and the Fee Letter, the Issuer issued to AG Energy Funding, the designee of AGES, warrants having an exercise price of $0.01 in an amount equal to 33,445,792 shares of Common Stock by executing the Warrant to Purchase Common Stock (the “Warrant”).  The Warrant is exercisable at any time or from time to time from August 11, 2020 until 5:00 p.m., New York City time, on the earliest to occur of (i) the 5th anniversary of August 11, 2020 and (ii) the date that is two years after the first date on which the obligations (as defined in the Second Lien Credit Agreement) have been paid in full in cash.
The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.
In accordance with the 2L Amendment and the Fee Letter, a Governance Agreement (the “Governance Agreement”), dated August 11, 2020, was entered into by and between  the Issuer and AG Energy Funding, pursuant to which to which the Issuer agreed to appoint a designee of AG Energy Funding to the Issuer’s Board. Pursuant to the Governance Agreement, on August 11, 2020, AG Energy Funding designated Todd Dittmann, a managing director of AG Energy Funding and a member of AG Energy Funding’s executive committee, to be a director on the Issuer’s Board as a Class II Director and the Issuer agreed to nominate Mr. Dittman for re-election to the Board at each subsequent meeting of the Issuer’s stockholders held to consider a vote on the election of the Class II Directors. If during the term of the Governance Agreement no director is serving on the Board as designated by AG Energy Funding, then AG Energy Funding shall have the right to designate an individual to be appointed as a non-voting observer to the Issuer’s Board. The Governance Agreement will terminate upon the earliest of: (a) the first date on which (1) AG Energy Funding or any of its Affiliates (as defined in the Governance Agreement) cease to beneficially own greater than 5% of the Common Stock (on an as converted basis and taking into account any adjustments pursuant to Section 4 of the Warrant) outstanding or (2) the Exercise Period (as defined in the Warrant) has expired without any of the holders thereof having exercised any Warrant; and (b) the agreement of AG Energy Funding in writing.
The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the

Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 168,069,305 shares of Common Stock outstanding as of August 6, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020.
AG Energy Funding, as holder of the Warrant, has sole power to vote 33,445,792 shares of Common Stock underlying the Warrant and the power to dispose of 33,445,792 shares of Common Stock underlying the Warrant. Angelo Gordon, in its capacity as manager of AG Energy Funding, has sole power to vote 33,445,792 shares of Common Stock underlying the Warrant and the power to dispose of 33,445,792 shares of Common Stock underlying the Warrant held by AG Energy Funding. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 33,445,792 shares of Common Stock underlying the Warrant and the power to dispose of 33,445,792 shares of Common Stock underlying the Warrant held by AG Energy Funding. As the managing member of AG Partners, JAMG may be deemed to have the sole power to vote 33,445,792 shares of Common Stock underlying the Warrant and the power to dispose of 33,445,792 shares of Common Stock underlying the Warrant held by AG Energy Funding.  As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 33,445,792 shares of Common Stock underlying the Warrant and the power to dispose of 33,445,792 shares of Common Stock underlying the Warrant held by AG Energy Funding.
(c) The information in Item 4 is incorporated herein by reference.  Except as disclosed herein, there have been no other transactions in the Common Stock by the Reporting Persons during the past 60 days.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in Item 4 is incorporated herein by reference.
The Fee Letter is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.
The Warrant is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.
The Governance Agreement is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.
Registration Rights Agreement
On August 11, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with AG Energy Funding. Under the Registration Rights Agreement, the Issuer agreed that, commencing after February 7, 2021, the holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) may request up to three registrations (or an unlimited number of registrations if the Issuer is eligible to file registration statements on Form S-3) under the Securities Act of 1933 of all or any portion of their Registrable Securities and the Issuer would be obligated to effect such registrations. The Issuer’s registration obligations include the Issuer’s obligation to facilitate certain underwritten public offerings of Registrable Securities.  The Registration Rights Agreement also includes other customary rights, including piggyback registration rights.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1
Fee Letter, dated June 25, 2020, by and among Abraxas Petroleum Corporation and the persons identified on Schedule A thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on June 26, 2020).

99.2	Warrant to Purchase Common Stock, dated August 11, 2020, by Abraxas Petroleum Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on August 13, 2020).
99.3

Governance Agreement, dated August 11, 2020, by and among Abraxas Petroleum Corporation and AG Energy Funding (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on August 13, 2020).

99.4
Registration Rights Agreement, dated August 11, 2020, by Abraxas Petroleum Corporation and each person identified on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on August 13, 2020).

99.5	Joint Filing Agreement by and Among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 21, 2020
AG Energy Funding, LLC By: Angelo, Gordon & Co, L.P. Its Manager

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact
AG PARTNERS, LLC
By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON
By: /s/ Kirk Wickman
        Kirk Wickman
        Attorney-in-Fact

EXHIBIT 99.5
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Abraxas Petroleum Corporation.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 21, 2020.
AG Energy Funding, LLC By: Angelo, Gordon & Co, L.P. Its Manager

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact
ANGELO, GORDON & CO., L.P.

By: AG Partners, LLC
Its General Partner

By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact
AG PARTNERS, LLC
By: JAMG LLC
Its Managing Member

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By: MICHAEL L. GORDON
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON
By: /s/ Kirk Wickman
       Kirk Wickman
       Attorney-in-Fact